InterOil Second Quarter 2013 Results

PORT MORESBY, Papua New Guinea and HOUSTON, Aug. 13, 2013 /PRNewswire/ -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) today announced financial and operating results for the second quarter ended June 30, 2013.

Key Points

  Strong track record of safety and has achieved over 9 million man hours without a lost time injury.
  Net loss for the quarter of $13.2 million compared to a loss of $31.7 million for the same period in 2012.
  InterOil is in negotiation with ExxonMobil Papua New Guinea Ltd relating to PNG PRL 15, which includes the Elk and Antelope fields.
  Recommencement of exploration activity.
  Fresh focus on streamlining business units and reducing costs.
  Former BP and Woodside executive Dr. Michael Hession recently appointed CEO.
  New $350.0 million working capital facility and $80.0 million non-recourse discounting facility.

Commenting on the results InterOil CEO Dr. Michael Hession said the Company was at an inflection point in its history and the leadership team intended to deliver on the value that had been built during the past sixteen years.

"InterOil is a proud PNG company with great people and excellent assets and remains committed to the further development of PNG", Dr. Hession said.

"We are streamlining the Company to concentrate on our core business activities of oil refining, wholesale and retail petroleum distribution, monetisation of our gas fields and exploration.

"We will pursue a monetisation in a way that provides revenue and employment for the PNG economy, retains up-side for the Company and its shareholders and provides funds for further exploration. All of our activities are aimed at creating value for shareholders in a vertically integrated oil and gas company that has already made major discoveries and has significant exploration potential.

"We will build on our success by resuming our exploration activities and will seek additional exploration partners."

Group Financial Results
InterOil's recorded net loss for the quarter ended June 30, 2013 was $13.2 million, compared with a loss of $31.7 million for the same period in 2012, an improvement of $18.5 million. The decrease in net loss for the quarter was mainly due to a $42.2 million increase in gross margin because of a relatively stable crude and product price as compared to a large fall in prices during the same period in 2012; and a $23.8 million net realizable value write down made during the quarter ended June 30, 2012. There was no inventory write down required during the current quarter.

EBITDA for the second quarter of 2013 was a loss of $0.6 million, an improvement of $35.9 million compared to an EBITDA loss of $36.5 million for the same period in 2012. The improvement was mainly due to relatively stable crude and product prices during the period as compared to a large fall in prices during the same period in 2012.

Total revenues increased by $46.6 million to $345.7 million, primarily due to higher sales volumes during the quarter. The total volume of all products sold was 2.4 million barrels, compared with 1.8 million barrels in the same quarter of 2012, mainly as a result of increased refinery exports.

Business Segment Results
Upstream – InterOil is preparing to resume exploration drilling activity on the Petroleum Prospecting Licence 236 at Wahoo and at other prospects. Resumption of our exploration activities will include seeking additional exploration partners.

During the second quarter of 2013, InterOil entered into a contract to acquire up to 66 kilometers of seismic lines in a combined seismic shoot over PPL338 and InterOil's PPL237 acreage. InterOil will be the operator of the work program with Oil Search. InterOil and its partners will progress plans to acquire two further appraisal seismic lines in the Triceratops field to further define future drilling targets.

On July 16, 2013, InterOil entered into a Settlement and Termination Deed with Mitsui following the termination of the CSP JVOA on February 28, 2013, which requires InterOil to make certain payments to Mitsui. The remaining two instalments will be paid on August 31, 2013, and September 30, 2013, respectively.

The Upstream segment realized a net loss of $32.0 million in the quarter, with the increase of $16.5 million over the same period in 2012, mainly due to an increase in office and administration expenses of $19.4 million due to the transfer of historical development costs from the Midstream Liquefaction segment. This was partially offset by a decrease in exploration costs incurred of $4.7 million for seismic activity for PPL 236 during the 2012 period.

Midstream Refining – Total refinery throughput for the quarter was 29,501 barrels per operating day, compared with 23,900 barrels per operating day during the quarter ended June 30, 2012.

Capacity utilization of the refinery for the second quarter, based on 36,500 barrels per day operating capacity, was 72% compared with 60% for the same period in 2012. During the quarters ended June 30, 2013 and 2012, the refinery was shut down for 8 days and 9 days respectively for general maintenance activities.

The Midstream - Refining segment generated a net loss of $4.7 million in the quarter compared to a loss of $33.0 million for the same period in 2012. The improvement resulted from a $46.6 million increase in gross margin due to relatively stable crude and product prices movement during the current six months ended June 30, 2013, as compared to a large fall in prices during the same period in 2012. The fall in prices in 2012 resulted in a $23.8 million net realizable value write down made during the period ended June 30, 2012, while there was no inventory write down required during the current period. The positive variance was partially offset by a $14.7 million decrease in income tax benefits mainly related to the utilization of carried forward tax losses.

Midstream Liquefaction –The Midstream Liquefaction segment had a net gain of $19.3 million during the quarter mainly due to a decrease in office and administration expenses of $19.4 million due to the transfer of historical development costs from the Upstream segment.

Downstream – Total sales volumes for the quarter were 179.2 million litres, a decrease of 9.1 million litres, or 4.8 per cent, over the same period in 2012.

The retail business accounted for approximately 16% of total downstream sales in the second quarter of 2013 compared to 15% in the same period last year. InterOil continues to invest in new forecourt technology and in new retail fuel distribution systems. During the quarter, the Company acquired a key high volume independently owned retail site.

Downstream generated a net profit of $4.3 million in the second quarter, compared to $6.0 million in the same period a year ago. The decreased profit was mainly due to a decrease in gross margin resulting from a slowing PNG economy and a subsequent decline in sales volumes, particularly the high margin Jet A1 volumes. The decrease in profit was partially offset by a $1.2 million decrease in income tax expense.

Corporate – The Corporate operations generated a net loss of $1.7 million against a gain of $8.4 million in the same period a year ago. This resulted mainly from an increase in office and administrative expenses of $17.5 million due to the costs associated with corporate employees in PNG and the operation of the Napa Napa camp, which has been part of the Corporate unit since October 1, 2012. In addition, there were non-recurring expenses incurred for the retirement of senior management during the quarter. The increased expenses were partially offset by an increase in inter-segment recharges mainly due to the incorporation of InterOil Corporate PNG Limited, which began operating in October 2012 for the purpose of employing all corporate staff in PNG and to capture their associated costs.

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters

Quarters ended ($ thousands except per share data)	2013		2012				2011
	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30
Upstream	2,533	1,862	4,136	2,216	1,727	2,284	1,891	2,645
Midstream – Refining	289,300	305,172	301,925	274,671	236,006	302,310	237,640	231,455
Midstream – Liquefaction	20,089	-	-	-	-	-	-	-
Downstream	199,470	208,046	220,512	201,749	223,620	218,974	209,678	186,304
Corporate	36,201	34,923	37,552	26,880	24,742	24,757	21,831	25,078
Consolidation entries	(201,932)	(199,672)	(207,686)	(178,652)	(186,991)	(210,174)	(181,428)	(163,584)
Total revenues	345,661	350,331	356,439	326,864	299,104	338,151	289,612	281,898
Upstream	(19,478)	(1,311)	(873)	956	(5,730)	(6,374)	665	(6,169)
Midstream – Refining	840	12,701	12,370	13,417	(42,647)	18,933	2,604	3,461
Midstream – Liquefaction	19,850	(123)	192	11	672	(1,410)	(4,129)	(3,608)
Downstream	7,542	10,062	12,258	9,275	11,102	21,414	6,808	3,570
Corporate	1,745	10,044	14,133	9,841	9,975	9,188	10,134	1,548
Consolidation entries	(11,146)	(13,418)	(12,199)	(14,503)	(9,871)	(14,216)	(11,280)	(10,263)
EBITDA (1)	(647)	17,955	25,881	18,997	(36,499)	27,535	4,802	(11,461)
Upstream	(32,046)	(13,774)	(13,081)	(10,936)	(15,532)	(17,244)	(9,402)	(15,080)
Midstream – Refining	(4,675)	5,855	13,401	5,358	(32,969)	11,320	15,684	(1,201)
Midstream – Liquefaction	19,284	(681)	(394)	(573)	93	(1,969)	(4,574)	(3,980)
Downstream	4,346	6,005	7,716	5,626	6,045	13,195	3,621	1,146
Corporate	(1,701)	7,342	10,519	7,849	8,445	6,270	7,616	(473)
Consolidation entries	1,562	(744)	384	(1,988)	2,205	(2,136)	252	(190)
Net (loss)/profit	(13,230)	4,003	18,545	5,336	(31,713)	9,436	13,197	(19,778)
Net (loss)/profit per share (dollars)
Per Share – Basic	(0.27)	0.08	0.38	0.11	(0.66)	0.20	0.27	(0.41)
Per Share – Diluted	(0.27)	0.08	0.38	0.11	(0.66)	0.19	0.27	(0.41)
(1)	EBITDA is a non-GAAP measure and is reconciled to IFRS under the heading "Non-GAAP Measures and Reconciliation".

Balance Sheet and Liquidity
InterOil closed the second quarter of 2013 with cash, cash equivalents and cash restricted totalling $97.5 million (June 30, 2012 - $60.9 million), of which $32.7 million is restricted (June 30, 2012 - $40.5 million).

The Company had aggregate working capital facilities at June 30 of $304 million, with $122.7 million available for use in our Midstream Refining operations, and $59.3 million available for use in the Downstream operations.

On July 17, 2013, the Company entered into a $350.0 million working capital structured facility arranged by BNP Paribas to replace the $240.0 million facility. Out of the $350.0 million, $270.0 million will be a syndicated secured working capital facility with the support of five banking partners, namely BNP Paribas, Australia and New Zealand Banking Group Limited ("ANZ"), Natixis, Intesa Sanpaolo, and Bank South Pacific Limited ("BSP"). In addition, BNP Paribas will also be providing an $80.0 million bilateral non-recourse discounting facility. The facility is subject to Bank of Papua New Guinea approval on the granting of PNG security over refinery assets, and other standard closing conditions.

The Company is managing its gearing levels by maintaining the debt-to-capital ratio (debt/shareholders' equity + debt)) at 50% or less. Our debt-to-capital ratio was 18% on June 30, 2013, up from 13% a year ago.

Summary of Debt Facilities
Summarized below are the debt facilities available to us and the balances outstanding as at June 30, 2013.

Organization	Facility	Balance outstanding June 30, 2013	Effective interest rate	Maturity date
ANZ, BSP and BNP syndicated secured loan facility	$100,000,000	$92,000,000	6.89%	November 2017
BNP working capital facility	$240,000,000	$117,295,332(1)	2.53%	See detail below
Westpac PGK working capital facility Facility	$41,130,000	$4,733,334	9.50%	November 2014
BSP PGK working capital facility	$22,850,000	-	9.45%	August 2013
Westpac secured loan	$10,714,000	$10,714,000	4.58%	September 2015
2.75% convertible notes	$70,000,000	$69,998,000	7.91%(3)	November 2015
Mitsui unsecured loan (2)	$11,912,297	$11,912,297	6.88%	See detail below
(1)	There were no letters of credit outstanding at June 30, 2013 and therefore the available borrowings under the facility were $122.7 million at June 30, 2013
(2)	This facility has been terminated and the amounts outstanding are expected to be repaid by September 30, 2013
(3)	Effective rate after bifurcating the equity and debt components of the $70 million principal amount of 2.75% convertible senior notes due 2015

NON-GAAP EBITDA Reconciliation

EBITDA represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used by us to analyze operating performance. EBITDA does not have a standardized meaning prescribed by GAAP (i.e., IFRS) and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with IFRS. Further, EBITDA is not a measure of cash flow under IFRS and should not be considered as such.

The following table reconciles net income/(loss), a GAAP measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.

Quarters ended ($ thousands)	2013		2012				2011
	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30
Upstream	(19,478)	(1,311)	(873)	956	(5,730)	(6,374)	665	(6,169)
Midstream – Refining	840	12,701	12,370	13,417	(42,647)	18,933	2,604	3,461
Midstream – Liquefaction	19,850	(123)	192	11	672	(1,410)	(4,129)	(3,608)
Downstream	7,542	10,062	12,258	9,275	11,102	21,414	6,808	3,570
Corporate	1,745	10,044	14,133	9,841	9,975	9,188	10,134	1,548
Consolidation Entries	(11,146)	(13,418)	(12,199)	(14,503)	(9,871)	(14,216)	(11,280)	(10,263)
Earnings before interest, taxes, depreciation and amortization	(647)	17,955	25,881	18,997	(36,499)	27,535	4,802	(11,461)
Subtract:
Upstream	(12,043)	(11,941)	(11,734)	(11,438)	(10,517)	(9,408)	(8,712)	(7,806)
Midstream – Refining	(2,235)	(2,454)	(11,390)	(1,654)	(2,011)	(2,771)	(3,285)	(2,494)
Midstream – Liquefaction	(566)	(558)	(586)	(584)	(579)	(559)	(445)	(372)
Downstream	(263)	(422)	(337)	(394)	(909)	(1,233)	(1,170)	(1,233)
Corporate	(2,081)	(1,600)	(1,601)	(1,540)	(1,535)	(1,510)	(1,498)	(1,477)
Consolidation Entries	12,677	12,642	12,552	12,482	12,044	12,047	11,500	10,041
Interest expense	(4,511)	(4,333)	(13,096)	(3,128)	(3,507)	(3,434)	(3,610)	(3,341)
Upstream	-	-	-	-	-	-	-	-
Midstream – Refining	(118)	(1,270)	16,574	(3,484)	14,580	(1,948)	19,243	678
Midstream – Liquefaction	-	-	-	-	-	-	-	-
Downstream	(1,667)	(2,455)	(3,070)	(1,791)	(2,907)	(5,746)	(595)	(297)
Corporate	(483)	(196)	(1,330)	177	535	(880)	(493)	(195)
Consolidation Entries	-	-	-	-	-	-	-	-
Income taxes	(2,268)	(3,921)	12,174	(5,098)	12,208	(8,574)	18,155	186
Upstream	(525)	(522)	(474)	(454)	715	(1,462)	(1,355)	(1,105)
Midstream – Refining	(3,162)	(3,122)	(4,153)	(2,921)	(2,891)	(2,894)	(2,878)	(2,846)
Midstream – Liquefaction	-	-	-	-	-	-	-	-
Downstream	(1,266)	(1,180)	(1,135)	(1,464)	(1,241)	(1,240)	(1,422)	(894)
Corporate	(882)	(906)	(683)	(629)	(530)	(528)	(527)	(349)
Consolidation Entries	31	32	31	33	32	33	32	32
Depreciation and amortisation	(5,804)	(5,698)	(6,414)	(5,435)	(3,915)	(6,091)	(6,150)	(5,162)
Upstream	(32,046)	(13,774)	(13,081)	(10,936)	(15,532)	(17,244)	(9,402)	(15,080)
Midstream – Refining	(4,675)	5,855	13,401	5,358	(32,969)	11,320	15,684	(1,201)
Midstream – Liquefaction	19,284	(681)	(394)	(573)	93	(1,969)	(4,574)	(3,980)
Downstream	4,346	6,005	7,716	5,626	6,045	13,195	3,621	1,146
Corporate	(1,701)	7,342	10,519	7,849	8,445	6,270	7,616	(473)
Consolidation Entries	1,562	(744)	384	(1,988)	2,205	(2,136)	252	(190)
Net (loss)/profit per segment	(13,230)	4,003	18,545	5,336	(31,713)	9,436	13,197	(19,778)

InterOil Corporation
Consolidated Income Statements
(Unaudited, Expressed in United States dollars)

	Quarter ended		Six months ended

	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	$	$ (revised)*	$	$ (revised)*

Revenue
Sales and operating revenues	344,074,551	296,907,536	693,398,326	632,226,457
Interest	36,575	28,878	51,578	202,666
Other	1,548,846	2,167,538	2,541,072	4,824,767
	345,659,972	299,103,952	695,990,976	637,253,890

Changes in inventories of finished goods and work in progress	(40,669,040)	43,017,078	(27,561,192)	29,343,733
Raw materials and consumables used	(279,630,770)	(358,309,563)	(607,497,374)	(645,971,933)
Administrative and general expenses	(13,689,584)	(10,364,854)	(22,155,138)	(19,603,700)
Derivative (losses)/gains	(351,491)	632,072	(822,446)	214,048
Legal and professional fees	(1,723,802)	(1,159,127)	(3,539,677)	(2,282,772)
Exploration costs, excluding exploration impairment (note 6)	(521,672)	(5,240,283)	(971,177)	(12,603,684)
Finance costs	(5,781,914)	(4,758,622)	(11,118,148)	(9,437,122)
Depreciation and amortization	(5,803,023)	(3,915,291)	(11,501,165)	(10,006,557)
Gain on conveyance of oil and gas properties (note 6)	-	-	500,071	-
Loss on available-for-sale investment (note 8)	(687,045)	-	(1,027,090)	-
Foreign exchange (losses)/gains	(7,547,339)	(2,632,098)	(13,023,485)	7,487,235
Share of net loss of joint venture partnership accounted for using the equity method (note 15)	(216,619)	(295,313)	(312,670)	(305,553)
	(356,622,299)	(343,026,001)	(699,029,491)	(663,166,305)
Loss before income taxes	(10,962,327)	(43,922,049)	(3,038,515)	(25,912,415)

Income taxes
Current tax expense	(1,794,136)	(2,845,766)	(5,623,734)	(9,062,628)
Deferred tax (expense)/benefit	(473,681)	15,054,556	(565,177)	12,698,064
	(2,267,817)	12,208,790	(6,188,911)	3,635,436

Loss for the period	(13,230,144)	(31,713,259)	(9,227,426)	(22,276,979)

Loss is attributable to:
Owners of InterOil Corporation	(13,230,144)	(31,713,259)	(9,227,426)	(22,276,979)
	(13,230,144)	(31,713,259)	(9,227,426)	(22,276,979)

Basic loss per share	(0.27)	(0.66)	(0.19)	(0.46)
Diluted loss per share	(0.27)	(0.66)	(0.19)	(0.46)
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	48,706,580	48,216,486	48,659,558	48,182,781
Diluted (Expressed in number of common shares)	48,706,580	48,216,486	48,659,558	48,182,781

See accompanying notes to the consolidated financial statements
* Revised to effect transition to IFRS 11 - Joint arrangements, refer note 2(c)(ii) for further information

InterOil Corporation
Consolidated Balance Sheets
(Unaudited, Expressed in United States dollars)

		As at

	June 30,	December 31,	June 30,
	2013	2012	2012
	$	$ (revised) *	$ (revised) *

Assets
Current assets:
Cash and cash equivalents	64,842,032	49,720,680	20,435,206
Cash restricted	21,108,270	37,340,631	34,530,807
Trade and other receivables	148,761,493	161,578,481	128,541,166
Derivative financial instruments	169,567	233,922	751,786
Other current assets	3,500,838	832,869	770,721
Inventories (note 5)	167,310,147	194,871,339	200,415,532
Prepaid expenses	4,150,221	8,517,340	8,388,226
Total current assets	409,842,568	453,095,262	393,833,444
Non-current assets:
Cash restricted	11,585,737	11,670,463	5,967,477
Plant and equipment	255,163,441	255,031,257	249,305,349
Oil and gas properties (note 6)	538,611,538	510,669,431	451,391,073
Deferred tax assets (note 7)	60,370,315	63,526,458	50,458,531
Other non-current receivables (note 12)	29,700,534	5,000,000	-
Investments accounted for using the equity method (note 15)	-	-	-
Available-for-sale investments (note 8)	2,795,556	4,304,176	4,768,374
Total non-current assets	898,227,121	850,201,785	761,890,804
Total assets	1,308,069,689	1,303,297,047	1,155,724,248
Liabilities and shareholders' equity
Current liabilities:
Trade and other payables	94,861,098	178,313,483	157,819,121
Income tax payable	15,014,046	11,977,681	11,198,360
Derivative financial instruments	147,072	-	-
Working capital facilities (note 9)	122,028,666	94,290,479	62,888,061
Unsecured loan and current portion of secured loans (note 10)	31,379,982	31,383,115	23,679,023
Current portion of Indirect participation interest (note 11)	16,283,309	15,246,397	13,770,156
Total current liabilities	279,714,173	331,211,155	269,354,721
Non-current liabilities:
Secured loans (note 10)	79,700,127	89,446,137	32,344,139
2.75% convertible notes liability	60,826,885	59,046,581	57,316,767
Deferred gain on contributions to LNG project (note 15)	5,503,772	5,191,101	5,006,468
Indirect participation interest (note 11)	13,245,089	16,405,393	20,904,686
Other non-current liabilities (note 12)	96,000,000	20,961,380	20,000,000
Asset retirement obligations	4,959,397	4,978,334	4,899,907
Total non-current liabilities	260,235,270	196,028,926	140,471,967
Total liabilities	539,949,443	527,240,081	409,826,688
Equity:
Equity attributable to owners of InterOil Corporation:
Share capital (note 13)	941,295,247	928,659,756	916,961,072
Authorized - unlimited
Issued and outstanding - 48,812,742
(Dec 31, 2012 - 48,607,398)
(Jun 30, 2012 - 48,330,549)
2.75% convertible notes	14,297,627	14,298,036	14,298,036
Contributed surplus	28,522,857	21,876,853	24,190,727
Accumulated Other Comprehensive Income	19,193,453	25,032,953	28,139,045
Conversion options (note 11)	-	12,150,880	12,150,880
Accumulated deficit	(235,188,938)	(225,961,512)	(249,842,200)
Total equity attributable to owners of InterOil Corporation	768,120,246	776,056,966	745,897,560
Total liabilities and equity	1,308,069,689	1,303,297,047	1,155,724,248
See accompanying notes to the consolidated financial statements
* Revised to effect transition to IFRS 11 - Joint arrangements, refer note 2(c)(ii) for further information

InterOil Corporation
Consolidated Statements of Cash Flows
(Unaudited, Expressed in United States dollars)

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	$	$ (revised) *	$	$ (revised) *

Cash flows generated from (used in):

Operating activities
Net loss for the period	(13,230,144)	(31,713,259)	(9,227,426)	(22,276,979)
Adjustments for non-cash and non-operating transactions
Depreciation and amortization	5,803,023	3,915,291	11,501,165	10,006,557
Deferred tax	2,028,713	(15,182,965)	3,156,143	(16,382,649)
Gain on conveyance of exploration assets	-	-	(500,071)	-
Accretion of convertible notes liability	897,631	845,809	1,782,017	1,679,137
Amortization of deferred financing costs	204,422	36,986	393,857	92,973
Timing difference between derivatives recognized
and settled	340,530	(22,612)	211,427	(167,803)
Stock compensation expense, including restricted stock	1,204,141	2,061,620	3,711,123	3,664,540
Inventory write down	-	24,636,489	-	24,636,489
Accretion of asset retirement obligation liability	124,540	82,774	213,748	165,548
Gain on conversion of convertible notes	(500)	-	(500)	-
Loss on Flex LNG investment	687,045	-	1,027,090	-
Share of net loss of joint venture partnership accounted for
using the equity method	216,619	295,313	312,670	305,553
Unrealized foreign exchange gain	(746,101)	(1,201,340)	(578,327)	(898,908)
Change in operating working capital
(Increase)/decrease in trade and other receivables	(18,281,935)	(6,221,589)	(34,098,124)	5,502,171
Decrease/(increase) in other current assets and prepaid expenses	726,147	(5,049,933)	1,699,150	(2,819,302)
Decrease/(increase) in inventories	37,492,493	(67,411,974)	22,189,171	(55,578,754)
(Decrease)/increase in trade and other payables	(74,690,678)	70,658,451	(18,433,748)	(690,339)
Net cash used in operating activities	(57,224,054)	(24,270,939)	(16,640,635)	(52,761,766)

Investing activities
Expenditure on oil and gas properties	(28,481,609)	(45,118,428)	(66,867,839)	(90,636,483)
Proceeds from IPI cash calls	12,800,214	1,063,738	14,988,827	3,497,542
Expenditure on plant and equipment	(7,844,342)	(5,187,889)	(11,633,349)	(13,280,528)
Maturity of short term treasury bills	-	-	-	11,832,110
Decrease/(increase) in restricted cash held as security on
borrowings	6,233,263	770,718	16,317,087	(1,247,521)
Change in non-operating working capital
Decrease in trade and other receivables	5,000,000	-	5,000,000	-
(Decrease)/increase in trade and other payables	(15,422,381)	2,172,049	(21,221,501)	10,625,410
Net cash used in investing activities	(27,714,855)	(46,299,812)	(63,416,775)	(79,209,470)

Financing activities
Repayments of OPIC secured loan	-	(4,500,000)	-	(4,500,000)
(Repayments of)/proceeds from Westpac secured loan	-	-	(2,143,000)	15,000,000
Proceeds from Pacific Rubiales Energy for interest in PPL237 (net of transaction costs)	(2,400,000)	20,000,000	73,600,000	20,000,000
Proceeds from working capital facility	87,731,370	31,610,298	27,738,187	46,407,558
Repayments of ANZ, BSP & BNP syndicated loan	(8,000,000)	-	(8,000,000)	-
Proceeds from issue of common shares, net of transaction costs	3,995,228	3,947,979	3,995,228	5,861,400
Payment on conversion of convertible notes	(1,546)	-	(1,546)	-
Net cash generated from financing activities	81,325,052	51,058,277	95,188,869	82,768,958

(Decrease)/increase in cash and cash equivalents	(3,613,857)	(19,512,474)	15,131,459	(49,202,278)
Cash and cash equivalents, beginning of period	68,461,627	39,877,362	49,720,680	68,575,269
Exchange (losses)/gains on cash and cash equivalents	(5,738)	70,318	(10,107)	1,062,215
Cash and cash equivalents, end of period	64,842,032	20,435,206	64,842,032	20,435,206
Comprising of:
Cash on Deposit	64,592,555	19,801,855	64,592,555	19,801,855
Short Term Deposits	249,477	633,351	249,477	633,351
Total cash and cash equivalents, end of period	64,842,032	20,435,206	64,842,032	20,435,206

See accompanying notes to the consolidated financial statements
* Revised to effect transition to IFRS 11 - Joint arrangements, refer note 2(c)(ii) for further information

About InterOil
InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. InterOil's common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil:

Wayne Andrews	Meg LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1-281-292-1800	Phone:+1-281-292-1800

Media Contacts:

John Hurst
Cannings Corporate Communications
+61-418-708-663

Forward Looking Statements

This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular further seismic-related exploration activities, development activities, the ability to attract a strategic LNG partner and complete the LNG partnering process and the timing of such process, the construction and development of the proposed LNG project, the characteristics of our properties, the ability to commercially develop our resources, anticipated financial conditions and performance, business prospects, strategies, regulatory developments, the ability to obtain financing on acceptable terms, the ability to identify drilling locations and the ability to develop reserves and production through development and exploration activities. Statements relating to 'resources' are forward looking, as they involve the applied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities estimated. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments, the terms of agreements with its joint venture partners and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2012 on Form 40-F and its Annual Information Form for the year ended December 31, 2012. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.